As filed with the Securities and Exchange Commission on May 23, 2019	Registration Statement No. 333-______

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________

FORM F-7

REGISTRATION STATEMENT

UNDER THE
SECURITIES ACT OF 1933

_______________

Burcon NutraScience Corporation

(Exact name of Registrant as specified in its charter)

Yukon Territory (Province or other jurisdiction of incorporation or organization)	8731 (Primary Standard Industrial Classification Code Number (if applicable))	98-0686585 (I.R.S. Employer Identification Number (if applicable))

1946 West Broadway

Vancouver, British Columbia, Canada
V6J 1Z2

(604) 733-0896

(Address and telephone number of Registrant's principal executive offices)

DL Services Inc.
Columbia Center
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
(206) 903-8800

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

________________

Copies to:

Kimberley R. Anderson Dorsey & Whitney LLP Columbia Center 701 Fifth Avenue, Suite 6100 Seattle, Washington 98104-7043 (206) 903-8800	John E. Stark Stikeman Elliott LLP Suite 1700, Park Place 666 Burrard Street Vancouver, British Columbia, Canada V6C 2X8 (604) 631-1300

_______________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per common share	Proposed maximum aggregate offering price (1) (2)	Amount of registration fee (1) (2)
Common Shares	43,941,536	U.S.$0.2604	U.S.$11,442,376	U.S.$1,387

(1) Estimated solely for the purpose of calculating the registration fee pursuant to General Instruction II.F.

(2) Based on the exchange rate of Cdn.$1.00 to U.S.$0.7439, the daily average rate as reported by the Bank of Canada on May 21, 2019.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 under the Securities Act of 1933, as amended, shall apply to this registration statement.

PART I-INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Document

Rights Offering Circular and Notice of Rights Offering, attached hereto.

All references to CDN $ or $ in the Rights Offering Circular or Notice of Rights Offering refer to Canadian Dollars.

Item 2. Informational Legends

See the Rights Offering Circular, attached hereto.

Item 3. Incorporation of Certain Information by Reference

None.

Item 4. List of Documents Filed with the Commission

See the Rights Offering Circular, attached hereto

This rights offering circular (this “Circular”) is prepared by management. No securities regulatory authority or regulator has assessed the merits of these securities or reviewed this Circular. Any representation to the contrary is an offence.

This is the Circular we referred to in the May 23, 2019 rights offering notice which will be mailed to you on or about June 3, 2019. Your rights certificate and relevant forms were enclosed with the rights offering notice. This Circular should be read in conjunction with the rights offering notice and our continuous disclosure prior to making an investment decision.

This Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Rights Offering (as defined below) is not being made to, nor will deposits be accepted from or on behalf of, Burcon shareholders in any jurisdiction in which the making or acceptance of the Rights Offering would not be in compliance with the laws of such jurisdiction. However, Burcon may, in its sole discretion, take such action as it may deem necessary to extend the Rights Offering in any such jurisdiction.

Rights Offering Circular	May 23, 2019

BURCON NUTRASCIENCE CORPORATION

We currently have sufficient working capital to last one month. We require 52% of the offering to last 12 months.

This rights offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Circular in accordance with the disclosure requirements under Canadian securities laws. Prospective investors should be aware that those requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the issuer is organized under the laws of the Yukon Territory, Canada, that a majority of its directors and officers are residents of Canada, and that a substantial portion of the assets of the issuer and of said persons are located outside the United States.

THE SECURITIES OFFERED UNDER THIS RIGHTS OFFERING HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

SUMMARY OF OFFERING

Reference in this notice to “we”, “our”, “us” and similar terms means Burcon NutraScience Corporation (“Burcon” or the “Company”). Reference in this notice to “you”, “your” and similar terms mean to Burcon shareholders. Unless otherwise indicated, reference herein to “$” or “dollar” are to Canadian dollars. Certain terms used in this Circular are defined elsewhere herein.

WHY ARE YOU READING THIS CIRCULAR?

We are issuing to the holders of common shares in the capital of the Company (the “Common Shares”) of record at 5:00 p.m. (Toronto time) on May 30, 2019 (the “Record Date”) and who are resident in Canada and to shareholders in the United States other than in the states of Arizona, Arkansas, California, Minnesota, Ohio and Wisconsin (the “Eligible Jurisdictions”) and outside the Eligible Jurisdictions where the Company is eligible to make such offer, transferrable rights (“Rights”) to subscribe for Common Shares on the terms described in this Circular (the “Rights Offering”). This Circular provides additional details about the Rights Offering referred to in the Rights Offering notice dated May 23, 2019 (the “Notice”), a copy of which has been filed on SEDAR at www.sedar.com and will be mailed to the holders of Common Shares on or about June 3, 2019.

WHAT IS BEING OFFERED?

Each holder of Common Shares on the Record Date resident in an Eligible Jurisdiction (an “Eligible Holder”) will receive one Right for each Common Share held as of the Record Date.

WHAT DOES ONE RIGHT ENTITLE YOU TO RECEIVE?

You are entitled to subscribe for one (1) Common Share for each Right held upon payment of the Subscription Price (as defined below) per share (the “Basic Subscription Privilege”). No fractional Common Shares will be issued. If you exercise your Basic Subscription Privilege in full, you will also be entitled to subscribe pro rata for Common Shares (the “Additional Common Shares”) not otherwise purchased, if any, pursuant to the Basic Subscription Privilege (the “Additional Subscription Privilege”).

WHAT IS THE SUBSCRIPTION PRICE?

The subscription price per Common Share is $0.35 (the “Subscription Price”).

WHEN DOES THE OFFER EXPIRE?

The Rights may be exercised commencing on June 3, 2019 until 5:00 p.m. (Toronto time) on June 25, 2019 (the ”Expiry Time”). Rights not exercised at or before the Expiry Time will be void and of no value.

WHAT ARE THE SIGNIFICANT ATTRIBUTES OF THE RIGHTS ISSUED UNDER THE RIGHTS OFFERING AND THE SECURITIES TO BE ISSUED UPON THE EXERCISE OF THE RIGHTS?

The Rights permit the holders thereof to subscribe for and purchase from Burcon an aggregate of up to 43,941,536 Common Shares based on the 43,941,536 Common Shares outstanding as of the date hereof. During this period, the Rights will trade on the Toronto Stock Exchange (the “TSX”) and holders of Rights may sell their Rights through facilities of the TSX. The Rights may not be transferred to any person within the United States. The Rights held by holders in the United States may be transferred only through the facilities of the TSX in transactions that comply with Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). The Rights are fully transferable into and within Canada and will be evidenced by transferable rights certificates (each, a ”Rights Certificate”), which will be in registered form. Every Right will entitle the holder thereof to subscribe for one Common Share at the Subscription Price prior to the Expiry Time.

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. As at the date hereof, there are 43,941,536 Common Shares issued and outstanding as fully paid and non-assessable. In addition, as of the date hereof, the Company has outstanding incentive stock options to purchase 3,953,739 Common Shares, as well as outstanding warrants to purchase 1,182,099 Common Shares and an outstanding convertible note convertible into up to 507,614 Common Shares at a conversion price of $3.94 per share. Assuming all of the Rights are exercised and no other issuances of Common Shares occur before the Expiry Time, the Company will have 87,883,072 Common Shares outstanding immediately after the Expiry Time.

The holders of Common Shares are entitled to one vote per Common Share held at meetings of the holders of Common Shares, to dividends if, as and when declared by the Company’s board of directors and, in the event of the liquidation, dissolution or winding-up of the Company, to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, subject to the rights of any securities having priority over the Common Shares.

WHAT ARE THE MINIMUM AND MAXIMUM NUMBER OR AMOUNT OF COMMON SHARES THAT MAY BE ISSUED UNDER THE RIGHTS OFFERING?

The Rights Offering is not subject to any minimum subscription level. Based on the 43,941,536 Common Shares outstanding as of the date hereof, a maximum of 43,941,536 Common Shares will be issued upon exercise of the Rights.

WHERE WILL THE RIGHTS AND THE SECURITIES ISSUABLE UPON THE EXERCISE OF THE RIGHTS BE LISTED FOR TRADING?

The Common Shares are listed on the TSX under the symbol “BU” and the Frankfurt Stock Exchange (“FWB”) under the symbol “BNE”. The TSX has conditionally approved the listing of the Rights and the Common Shares issuable upon the exercise of the Rights. Such listing will be subject to the Company fulfilling all of the listing requirements of the TSX. The Rights will be listed on the TSX under the symbol “BU.RT” and holders of Rights may sell their Rights through facilities of the TSX. See “Are there restrictions on the resale of securities?” below. Trading in the Rights on the TSX will cease at 12:00 p.m. (Toronto time) on June 25, 2019.

FORWARD LOOKING STATEMENTS

This Circular contains certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. When used in this Circular, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things: the timing of and other procedural matters associated with the Rights Offering; the funds to be raised under the Rights Offering; estimated costs of the Rights Offering; the successful completion of the Rights Offering; the use of proceeds from the Rights Offering; the Company’s estimate of how long the funds raised in the Rights Offering will last from the Expiry Time; the anticipated dilution of shareholders of the Company and liquidity and working capital of the Company.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to: the maximum number of Common Shares being issued pursuant to the Rights Offering; the estimated cost of the Rights Offering; the estimated amount of funds raised under the Rights Offering; the operating expenses of the Company following the Expiry Time; the availability of additional capital; the Company’s ability to continue as a going concern; and general economic and financial market conditions.

Although the Company believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Circular, including, but not limited to: the maximum number of Common Shares being issued pursuant to the Rights Offering being lower than expected; the uncertainty associated with estimating actual costs incurred in the Rights Offering; the actual amount of funds raised under the Rights Offering; the actual operating expenses of the Company for the 12-month period following the Expiry Time; delays in obtaining or failure to obtain required approvals to complete the Rights Offering; the impact of issuance of additional Common Shares on the market price of the Common Shares; the condition of the global economy; and the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this Circular by the foregoing cautionary statements.

USE OF AVAILABLE FUNDS

WHAT WILL OUR AVAILABLE FUNDS BE UPON THE CLOSING OF THE RIGHTS OFFERING?

The following table outlines our available funds upon closing of the Rights Offering:

	Assuming	Assuming	Assuming	Assuming
	32.2% of	50% of	75% of	100% of
	offering(1)	offering	offering	offering
A Amount to be raised by this offering	$4,957,776	$7,689,769	$11,534,653	$15,379,538
B Selling commissions and fees	$-	$-	$-	$-
C Estimated offering costs (e.g., legal, accounting, audit)	$140,000	$140,000	$140,000	$140,000
D Available funds: D = A - (B+C)	$4,817,776	$7,549,769	$11,394,653	$15,239,538
E Additional sources of funding required	$-	$-	$-	$-
F Working capital deficiency	$-	$-	$-	$-
G Total: G = (D+E) – F	$4,817,776	$7,549,769	$11,394,653	$15,239,538

Note:
1.

The Company understands that the Insider Group (defined below) intends to exercise all of their Basic Subscription Privilege in connection with the Rights Offering, representing approximately 32.2% of the Common Shares available under the Rights Offering, being 14,165,073 Common Shares. See “Insider Participation – Will Insiders be Participating?” below.

HOW WILL WE USE THE AVAILABLE FUNDS?

Description of intended use of available	Assuming	Assuming	Assuming	Assuming
funds listed in order of priority	32.2% of	50% of	75% of	100% of
	offering(1)	offering	offering	offering
Repayment of Loans(2)	$4,171,396	$4,171,396	$4,171,396	$4,171,396
Capital expenditures(3)	$-	$-	$3,822,695	$7,822,695

Research and development	$256,000	$1,339,000	$739,000	$634,000
Working capital	$390,380	$2,039,373	$2,661,562	$2,611,447
Total: Equal to G in the available funds	$4,817,776	$7,549,769	$11,394,653	$15,239,538

Note:
1.

The Company understands that the Insider Group intends to exercise all of their Basic Subscription Privilege in connection with the Rights Offering, representing approximately 32.2% of the Common Shares available under the Rights Offering, being 14,165,073 Common Shares. See “Insider Participation – Will Insiders be Participating?” below.

2.

The Company has entered into a Loan Agreement (as defined below) with the Lender (as defined below) a wholly- owned subsidiary of Firewood (as defined below). Firewood is wholly-owned by Mr. Alan Chan, a director of Burcon. Firewood is an insider of Burcon as it currently holds 11,433,287 Common Shares, representing approximately 26% of the outstanding Common Shares. In addition, Mr. Alan Chan and Ms. Rosanna Chau, directors of Burcon, are also directors of the Lender.

3.

Capital expenditures relate to Burcon’s investment in BFF (as defined below). Under the Shareholders Agreement (as defined below), BFF will reimburse the Company for its cash expenses incurred to the date of the Initial Capital Contribution (defined below). To–date, these expenses total $177,305.

            On May 23, 2019, Burcon’s wholly-owned subsidiary, Burcon NutraScience Holdings Corp. (“Burcon Holdings”) entered into an unanimous shareholders agreement (the “Shareholders Agreement”) with an investor group with manufacturing and sales experience in the protein industry (the “Investor Group”) to become shareholders of Burcon Functional Foods Corporation (“BFF”). Currently, Burcon Holdings holds 40% and the Investor Group holds 60% of the issued and outstanding common shares of BFF. The business of BFF is the commercial production, sales, marketing and distribution worldwide of Burcon’s pea protein, pulse protein and canola protein products. Pursuant to the Shareholders Agreement, the parties agreed that on or before July 2, 2019, Burcon Holdings and the Investor Group will make a capital contribution to BFF by way of shareholder loans and/or subscription of shares in the aggregate of $10,000,000. Burcon Holdings has agreed to make a capital contribution of $4,000,000 to BFF (less certain deductions for certain expenses), while members of the Investor Group have agreed to contribute $4,000,000 and $2,000,000, respectively (each an “Initial Capital Contribution”). If at least 75% of the Common Shares available pursuant to the Rights Offering are subscribed for, Burcon will use a portion of the estimated net proceeds of the Rights Offering to contribute $4,000,000 (less certain deductions for certain expenses) to BFF. In the event that any of Burcon Holdings, or a member of the Investor Group fail to contribute its respective Initial Capital Contribution on or before July 2, 2019, then the Shareholders Agreement will automatically terminate on July 3, 2019.

            Provided that the Shareholders Agreement has not been previously terminated, the parties have agreed to make further contributions to BFF on or before September 3, 2019 in the aggregate amount of $10,000,000. Burcon Holdings has agreed to contribute a further $4,000,000 to BFF, while members of the Investor Group have agreed to contribute $4,000,000 and $2,000,000, respectively (each an “Additional Capital Contribution”). Assuming 100% of the Rights Offering is subscribed for, Burcon will use a further portion of the estimated net proceeds of the Rights Offering to contribute $4,000,000 to BFF. In the event that any of Burcon Holdings, or a member of the Investor Group fail to contribute its respective Additional Capital Contribution (a “Capital Deficiency”), any shareholder under the Shareholders Agreement that has contributed its full proportionate share of the Additional Capital Contribution may make a further capital contribution in the amount of the Capital Deficiency and the proportionate ownership of each shareholder will be adjusted accordingly. If Burcon Holdings only contributes its Initial Capital Contribution and not the Additional Capital Contribution while the remaining shareholders contribute their Initial Capital Contribution, Additional Capital Contribution and any Capital Deficiency, Burcon Holdings’s ownership interest in BFF will be reduced to 20%. For additional information regarding the Shareholders Agreement, please see the Company’s news release regarding the Shareholders Agreement, a copy of which has been filed on SEDAR at www.sedar.com.

            Concurrently with the signing of the Shareholders Agreement, Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp. has entered into a license agreement with BFF (the “License Agreement”). Under the License Agreement, Burcon has granted an exclusive, royalty-bearing, worldwide license to BFF to use and exploit Burcon’s pea, pulse and canola protein technologies to make, have made, use and market and sell Burcon’s pea, pulse and canola proteins. The License Agreement has a term of the greater of twenty years and the last to expire of Burcon patents that are being used to produce products under the License Agreement. If the Shareholders Agreement is terminated on July 3, 2019 for failure of a party to make its Initial Capital Contribution, either Burcon or the BFF can provide written notice to the party to terminate the License Agreement. For additional information regarding the License Agreement, please see the Company’s news release regarding the License Agreement, a copy of which has been filed on SEDAR at www.sedar.com.

            On November 13, 2018 Burcon entered into a loan agreement (the “Loan Agreement”) pursuant to which Large Scale Investments Limited (the “Lender”), a wholly-owned subsidiary of Firewood Elite Limited (“Firewood”), will make $1,000,000 available to Burcon on an unsecured basis. On March 27, 2019, Burcon and the Lender amended the Loan Agreement to increase the principal amount available under the Loan Agreement to $1,500,000 (the “Loan”). As of the date hereof, the Company has drawn down $1,500,000 under the Loan pursuant to the Loan Agreement.

            The net proceeds from the Loan have been used to continue Burcon’s commercialization efforts, for partnering discussions for its Peazazz pea protein technology and other alternative plant protein technologies, for continued research and development of Burcon’s protein extraction and purification technologies, for work on Burcon’s intellectual property portfolio and for other general corporate purposes.

             On May 12, 2016, pursuant to a convertible note purchase agreement dated April 7, 2016, Burcon issued to the Lender a convertible promissory note in the principal amount of $2,000,000 (the “Note”). The Note has a maturity date of June 21, 2019. The outstanding principal amount of the Note is convertible into Common Shares.

            Assuming at least 32.2% of the Common Shares available pursuant to the Rights Offering are subscribed for, the estimated net proceeds of the Rights Offering will be used in part to repay the Loan and the Note, which both will mature and become payable, together with and all accrued and unpaid interest thereon. The Subscription Price of any Common Shares acquired by the Lender pursuant to the exercise of Rights as holders of Rights will be satisfied in part by the reduction of the amounts payable to the Lender under the Loan Agreement and the Note.

            Firewood, the parent company of the Lender, is wholly-owned by Mr. Alan Chan, a director of Burcon. Firewood is an insider of Burcon as it currently holds 11,433,287 Common Shares, representing approximately 26% of the outstanding Common Shares. In addition, Mr. Alan Chan and Ms. Rosanna Chau, directors of Burcon, are also directors of the Lender.

            After the investment in BFF and repayment of the Loan and Note described above, the remaining estimated net proceeds of the Rights Offering will be used to fund the Company’s ongoing research and development program, further strengthen and expand its intellectual property portfolio and for general working capital. The Company’s research and development will be focused on further optimizing its Peazazz® and Peazac® pea proteins as well as its Supertein®, Puratein® and Nutratein® canola proteins to support Burcon’s investment in BFF and the License Agreement. Research and development work, ranging from functional applications work to shelf-life testing, is and will continue to be undertaken. Burcon has designed and built a pilot-scale production facility at its technical center in Winnipeg, complete with an analytical laboratory, for the development and small-scale production of proteins from various plant sources (the “WTC”). Burcon will continue to operate the WTC to provide samples for potential market applications for Peazazz® and Peazac® pea proteins as well as its Supertein®, Puratein® and Nutratein® canola proteins to potential customers of BFF. The research work is primarily undertaken by our technical team at this facility, with research and development contracted out as necessary.

            The above use of net proceeds reflects the current intention of the Company based on information currently available to it and on current circumstances, economic and otherwise. The actual use of the net proceeds of the Rights Offering may vary depending on operational and capital needs and the progress of the research and development programs from time to time. Accordingly, management of the Company will have the discretion in the application of the proceeds of the Rights Offering. Unallocated funds, if any, will be used for general working capital purposes of the Company.

            Burcon requires the completion of at least 52% of the Rights Offering to satisfy all of its short-term liquidity requirements excluding Burcon’s intended completion of the Initial Capital Contribution in BFF (as described above). In order to make the Initial Capital Contribution in BFF and satisfy all of its short-term liquidity requirements, Burcon requires completion of at least 72% of the Rights Offering. The Company expects that if only 32.2% of the Rights Offering is subscribed for, it will have a working capital deficiency in approximately two months after completion of the Rights Offering. For these reasons, if at least 52% of the Rights Offering is not subscribed for, there is substantial doubt that Burcon will be able to continue as a going concern.

HOW LONG WILL THE AVAILABLE FUNDS LAST?

The Company estimates that the funds raised in the Rights Offering, assuming 52% participation in the Rights Offering, will last until June 2020, approximately 12 months from the Expiry Time.

            Our only present means of acquiring investment capital is by means of the sale of our Common Shares. There is no assurance that we will be able to raise additional financing in the future. For these reasons, if at least 52% of the Rights Offering is not subscribed for, there is substantial doubt that we will be able to continue as a going concern.

INSIDER PARTICIPATION

WILL INSIDERS BE PARTICIPATING?

            To the knowledge of the Company, after reasonable inquiry, all directors, senior officers and persons controlling over 10% of the Common Shares of the Company (collectively, the “Insider Group”), as the date hereof, intend to exercise all of their Basic Subscription Privilege in connection with the Rights Offering, representing approximately 32.2% Common Shares available under the Rights Offering, being 14,165,073 Common Shares.

            As at the date hereof, insiders of the Company own or exercise control or direction over, directly or indirectly, 14,165,073 Common Shares, representing approximately 32.2% of the issued and outstanding Common Shares. Assuming the full take-up of their of their Basic Subscription Privileges, these insiders would own an aggregate of 28,330,146 Common Shares following the Rights Offering.

WHO ARE THE HOLDERS OF 10% OR MORE OF OUR SECURITIES BEFORE AND AFTER THE RIGHTS OFFERING?

To the knowledge of the Company, after reasonable inquiry, the only persons or companies who beneficially own, or control or direct, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to the voting securities of the Company are as follows:

Name	Holdings before the Rights Offering(1)	Holdings after the Rights Offering(2)
Firewood	11,433,287 Common Shares or 26%	22,866,574 Common Shares or 26%
Note:
1.	Based on 43,941,536 Common Shares issued and outstanding as of the date hereof.
2.	Assuming Firewood or its affiliates subscribes for such number of Common Shares under the Rights Offering to maintain its pro-rata holdings.

DILUTION

IF YOU DO NOT EXERCISE YOUR RIGHTS, BY HOW MUCH WILL YOUR SECURITY HOLDINGS BE DILUTED?

If a shareholder elects not to exercise Rights, the value of the Common Shares held by such shareholder may be diluted as a result of the exercise of Rights by other shareholders by approximately 50%, assuming the issuance of the maximum number of Common Shares under the Rights Offering.

HOW TO EXERCISE THE RIGHTS

HOW DOES A SECURITY HOLDER THAT IS A REGISTERED HOLDER PARTICIPATE IN THE RIGHTS OFFERING?

If you are a registered holder of Common Shares on the Record Date resident in an Eligible Jurisdiction, you will find a Rights Certificate enclosed with the Notice mailed to you on or about June 3, 2019. Registered holders of Common Shares resident outside the Eligible Jurisdictions will be sent the Notice for information purposes only, together with a letter advising them that their Rights Certificates will be held by the Subscription Agent (as defined below), who will hold such Rights as agent for the benefit of all such Ineligible Holders.

One (1) Right and payment of the Subscription Price are required to subscribe for one Common Share under the Basic Subscription Privilege. The holder of a Rights Certificate may subscribe for all or any lesser whole number of Common Shares to which the Rights Certificate entitles such holder by completing and executing Form 1 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed together with the aggregate Subscription Price for such Common Shares to Computershare Investor Services Inc., the subscription agent retained by Burcon in connection with the Rights Offering (the “Subscription Agent”). The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of “Computershare Investor Services Inc.” All payments, together with Form 1 duly completed on the Rights Certificate, must be sent to the office of the Subscription Agent (the “Subscription Office”) before the Expiry Time by courier to 8th Floor, 100 University Ave., Toronto, Ontario M5J 2Y1, Canada, Attention: Corporate Actions or by mail to P.O. Box 7021 31 Adelaide St. E. Toronto, Ontario M5C 3H2, Canada, Attention: Corporate Actions. The method of delivery of a subscription is at each holder’s discretion and risk. Delivery to the Subscription Agent will only be effective when the subscription is actually received by the Subscription Agent at the Subscription Office. If mail is used for delivery of a subscription, sufficient time must be allowed to avoid late delivery, and registered mail is suggested. Completion of Form 1 on the Rights Certificate constitutes a representation that the holder of a Rights Certificate is neither an Ineligible Holder (as defined below) nor the agent of any such person.

HOW DOES A SECURITY HOLDER THAT IS NOT A REGISTERED HOLDER PARTICIPATE IN THE RIGHTS OFFERING?

Only registered Eligible Holders will be provided with Rights Certificates. For Eligible Holders whose Common Shares are held through a securities broker or dealer, bank or trust company or other participant (each, a “Participant”) in the book based system administered by CDS Clearing and Depositary Services Inc. (“CDS”) or Depository Trust Company (“DTC”) (such shareholders being referred to as ”Beneficial Eligible Holders”), Rights Certificates will be issued in registered form to CDS or DTC, as the case may be, and will be deposited with CDS or DTC, as the case may be. The Company expects that each Beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights. A Beneficial Eligible Holder holding Common Shares through a Participant may subscribe for Common Shares by instructing the Participant holding its Rights to exercise all or a specified number of such Rights and forwarding the aggregate Subscription Price for each Common Share subscribed for in accordance with the terms of the Rights Offering to the Participant which holds the Beneficial Eligible Holder’s Rights. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time.

The aggregate Subscription Price is payable by direct debit from the Beneficial Eligible Holder’s brokerage account or by electronic funds transfer or other payment mechanism satisfactory to the Participant. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent prior to the Expiry Time. Accordingly, if a Beneficial Eligible Holder is subscribing through a Participant, such Beneficial Eligible Holder must deliver payment (by method described above) and instructions to the Participant sufficiently in advance of the Expiry Time to allow the Participant to properly exercise the Rights on such Beneficial Eligible Holder’s behalf.

Participants that hold Rights for more than one Beneficial Eligible Holder may, upon providing evidence satisfactory to the Company and the Subscription Agent, exercise Rights on behalf of its accounts on the same basis as if the Beneficial Eligible Holders were holders of Common Shares.

The Company and the Subscription Agent shall have no liability for: (a) the records maintained by CDS or DTC, as the case may be, or Participants relating to the Rights or the book-entry accounts maintained by CDS or DTC, as the case may be; (b) maintaining, supervising or reviewing any records relating to such Rights; (c) any advice or representation made or given by CDS, DTC or Participants with respect to the rules and regulations of CDS or DTC, as the case may be; (d) any action to be taken by CDS, DTC or Participants; or (e) any failure by Participants to take any action or any matter relating to the Rights or the exercise thereof.

The ability of a person having an interest in Rights held through a Participant to pledge such interest or otherwise take action with respect to such interest (other than through a Participant) may be limited due to the lack of a physical Rights Certificate.

Beneficial Eligible Holders whose Common Shares are held through a Participant must arrange purchases or transfers of Rights and the exercise of Rights to purchase Common Shares through their Participant. The Company anticipates that each such purchaser of a Right or Common Shares will receive a customer confirmation of purchase from the Participant from whom such Right or Common Shares is purchased in accordance with the practices and procedures of such Participant.

WHO IS ELIGIBLE TO RECEIVE RIGHTS?

Holders of Common Shares on the Record Date resident in an Eligible Jurisdiction are eligible to receive Rights. The Rights and Common Shares have not and will not be registered under the laws of any jurisdiction outside of the Eligible Jurisdictions.

If you are a holder of Common Shares on the Record Date resident outside of an Eligible Jurisdiction (an ”Ineligible Holder”), you will find an exempt purchaser status certificate (“Exempt Status Certificate”) enclosed with the Notice mailed to you on or about June 3, 2019. If you deliver a completed and executed Exempt Status Certificate to Burcon on or before June 18, 2019 and your eligibility to participate in the Rights Offering is confirmed by Burcon, the Subscription Agent will forward to you a Rights Certificate evidencing the number of Rights you are entitled to. If you do not satisfy Burcon as to your eligibility to participate in the Rights Offering on or before June 18, 2019, the Subscription Agent will attempt, on a best efforts basis, to sell your rights on the TSX prior to the Expiry Time. The Subscription Agent’s ability to sell the Rights, and the prices obtained for the Rights, are dependent on market conditions. The proceeds received by the Subscription Agent, if any, from the sale of the Rights, net of any applicable costs, expenses and taxes, will be divided among the Ineligible Holders on a pro rata basis according to the total number of Common Shares held by them on the Record Date.

An Ineligible Holder who wishes to exercise Rights, and who is resident of a jurisdiction where the Rights Offering and the distribution and exercise of Rights is lawful and exempt from any prospectus or similar filing requirement, must complete and deliver the Exempt Status Certificate. Among other things, an Ineligible Holder seeking eligibility to participate in the Rights Offering must represent and warrant to the Company and the Subscription Agent and their respective directors, officers and employees that under the laws of such person’s place of residence, such person is entitled to receive, own and exercise the Rights and that the distribution to, and exercise by, such person of such Rights is not unlawful and is exempt from any prospectus or similar filing requirement under the laws applicable to such person or the laws of such person’s place of residence and does not require obtaining any approvals of a regulatory authority in such person’s place of residence. In addition, such Ineligible Holder must acknowledge that the Company and the Subscription Agent and their respective directors, officers, and employees are relying on such representations and warranties and are entitled and requested to do so in accepting such subscription and in issuing and distributing the subscribed for Common Shares. The Company may, in its sole discretion, determine such person’s eligibility.

The Subscription Agent will hold the Rights of Ineligible Holders until June 18, 2019, following which the Subscription Agent will, prior to the Expiry Time, attempt to sell such Rights on the TSX, on a best efforts basis. The Subscription Agent’s ability to sell the Rights, and the prices obtained for the Rights, are dependent on market conditions. The Subscription Agent will not be subject to any liability for failure to sell any Rights held for the benefit of Ineligible Holders at any particular price or prices, or at all. The proceeds received by the Subscription Agent, if any, from the sale of the Rights delivered to it, net of any applicable costs, expenses and taxes will be divided among the Ineligible Holders on a pro rata basis according to the total number of Common Shares held by them on the Record Date. The Subscription Agent will mail cheques to the Ineligible Holders at their addresses appearing in the records of the Subscription Agent for their respective proportions of those net proceeds, subject to any applicable taxes which must be withheld for particular Ineligible Holders, provided that the Subscription Agent will not be required to make any such payment to any Ineligible Holder if the amount owing to such holder is less than $10.00. Such amount will be used by the Company to offset a portion of the remuneration of the Subscription Agent for its services.

The Rights Offering does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Rights Offering is not being made to, nor will subscriptions be accepted from or on behalf of, holders of Rights in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, in its sole discretion, take such action as it may deem necessary to extend the Rights Offering to holders of Common Shares in such jurisdiction. Any person resident outside of Canada or the United States (excluding Arizona, Arkansas, California, Minnesota, Ohio and Wisconsin), who is subject to the laws of a jurisdiction where the Rights Offering may be lawful, should seek advice from a lawyer or other qualified securities authority to satisfy himself, herself or itself with respect to the availability and applicability of any exemption or other provision of the applicable securities legislation that would make the Rights Offering to him, her or it lawful.

WHAT IS THE ADDITIONAL SUBSCRIPTION PRIVILEGE AND HOW CAN YOU EXERCISE THIS PRIVILEGE?

A holder of a Rights Certificate who subscribes, pursuant to the Basic Subscription Privilege, for all of the Common Shares to which a Rights Certificate entitles such holder may subscribe for Additional Common Shares at the Subscription Price by completing and executing Form 2 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed together with the aggregate Subscription Price for such Additional Common Shares to the Subscription Agent. If there is an insufficient number of Common Shares available to satisfy the subscriptions for Additional Common Shares, the number of Common Shares, if any, available to a subscriber for Additional Common Shares will be equal to the lesser of: (a) the number of Common Shares for which the subscriber has subscribed under the Additional Subscription Privilege; and (b) the number (disregarding fractions) obtained by multiplying the aggregate number of Additional Common Shares that may be acquired upon exercise of the Rights issued that were not exercised under the Basic Subscription Privilege by a fraction, the numerator of which is the number of Common Shares subscribed for by such holder under the Basic Subscription Privilege and the denominator of which is the aggregate number of Common Shares acquired under the Basic Subscription Privilege by all participants that have subscribed for Additional Common Shares under the Additional Subscription Privilege.

If any holder of Rights has subscribed for fewer Additional Common Shares than such holder’s pro rata allotment of Additional Common Shares, the excess Additional Common Shares will be allocated in the manner set out in (b) above among the holders who were allotted fewer Additional Common Shares than they subscribed for.

To subscribe for Additional Common Shares pursuant to the Additional Subscription Privilege, a holder of Rights must complete and execute Form 2, as well as Form 1, on the face of the Rights Certificate and deliver the Rights Certificate so completed and executed together with the aggregate Subscription Price for such Additional Common Shares to the Subscription Agent at the Subscription Office. The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order payable to the order of “Computershare Investor Services Inc.” All payments, together with Form 1 and 2 duly completed on the Rights Certificate, must be received by the Subscription Agent at the Subscription Office before the Expiry Time. Subscribers for Additional Common Shares will be notified as soon as practicable after the Expiry Time of the number of Additional Common Shares, if any, allotted to them. Any excess subscription monies will be returned by mail without interest or deduction.

HOW DOES A RIGHTS HOLDER SELL OR TRANSFER RIGHTS?

The Rights will be listed on the TSX until 12:00 p.m. (Toronto time) on June 25, 2019.

Rights Certificates are in registered form. A holder of Rights may, rather than exercising such holder’s Rights to subscribe for Common Shares, sell or transfer such Rights into and within Canada to others (except Ineligible Holders) personally or through the usual investment channels (such as stock brokers or investment dealers qualified to do business in the holder’s jurisdiction) by completing and executing Form 3 on the face of the Rights Certificate and delivering the Rights Certificate so completed and executed to a purchaser (the ”Transferee”). The Transferee may exercise all of the Rights of the transferring holder without obtaining a new Rights Certificate. Rights Certificates will not be registered in the name of an Ineligible Holder. Payment of any service charge, commission or other fee payable in connection with the trading of Rights will be the responsibility of the holders of the Rights.

            The signature on Form 3 of any transferring Rights holder must be guaranteed by an Eligible Institution or otherwise to the satisfaction of the Subscription Agent. An “Eligible Institution” means a major Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of recognized stock exchanges in Canada and members of the Investment Dealers Association of Canada. The signature of the Transferee on any one or more of the forms on the Rights Certificate must correspond exactly with the name of the Transferee shown on Form 3. If Form 3 of the Rights Certificate is properly completed, the Company and the depositary will treat the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary. A Rights Certificate so completed should be delivered to the appropriate person in ample time for the transferee to use it before the expiration of the Rights.

If you are a beneficial holder, you must arrange for the transfer of Rights through the CDS, DTC or otherwise.

For Eligible Holders resident in the United States, Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts” are conducted in the United States in connection with the resale. “Directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the securities being offered. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act.

WHEN CAN YOU TRADE SECURITIES ISSUABLE UPON THE EXERCISE OF YOUR RIGHTS?

The Common Shares are listed on the TSX under the symbol “BU” and the FWB under the symbol “BNE”. The TSX has conditionally approved the listing of the Common Shares issuable upon the exercise of the Rights. Such listing will be subject to the Company fulfilling all of the listing requirements of the TSX. The Common Shares issuable upon the exercise of the Rights will also be listed on TSX. The Common Shares issuable upon the exercise of the Rights will be available for trading on or about June 26, 2019.

ARE THERE RESTRICTIONS ON THE RESALE OF SECURITIES?

The Rights being issued hereunder and the Common Shares issuable upon exercise of the Rights are being distributed by the Company pursuant to exemptions from the registration and prospectus requirements under Canadian securities legislation.

Resale of the Rights and the underlying Common Shares may be subject to restrictions pursuant to applicable securities legislation then in force. Set out below is a general summary of the restrictions governing first trades in the Rights and the underlying Common Shares in Canada. Additional restrictions apply to “insiders” of the Company and holders of Rights and underlying Common Shares who are “control persons” or the equivalent or who are deemed to be part of what is commonly referred to as a “control block” in respect of the Company for purposes of securities legislation. Each holder is urged to consult his, her or its professional advisors to determine the exact conditions and restrictions applicable to trades of the Rights and the underlying Common Shares.

Generally, the first trade in Rights and the Common Shares issuable upon exercise of the Rights will be exempt from the prospectus requirements of Canadian securities legislation, if: (a) the Company is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade; (b) the trade is not a control distribution; (c) no unusual effort is made to prepare the market or to create a demand for the Rights or the Common Shares; (d) no extraordinary commission or other consideration is paid in respect of such trade; and (e) if the selling securityholder is an insider or officer of the Company, the selling securityholder has no reasonable grounds to believe that the Company is in default of securities legislation. If such conditions have not been met, then the Rights and the Common Shares may not be resold except pursuant to a prospectus or prospectus exemption, which may only be available in limited circumstances. As of the date hereof, the Company has been a reporting issuer for more than four months in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia.

The Company has filed with the SEC in the United States a registration statement on Form F-7 under the U.S. Securities Act (the “Registration Statement”) so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, for such Eligible Holders resident in the United States, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S under the U.S. Securities Act, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S under the U.S. Securities Act, which is included as part of Form 3.

The foregoing is a summary only and is not intended to be exhaustive. Holders of Rights or the underlying Common Shares should consult with their advisors concerning restrictions on resale, and should not resell their Rights or the underlying Common Shares until they have determined that any such resale is in compliance with the requirements of applicable legislation.

WILL WE ISSUE FRACTIONAL UNDERLYING SECURITIES UPON EXERCISE OF THE RIGHTS?

No fractional Common Shares will be issued. Where the exercise of Rights would otherwise have entitled a Rights holder to receive fractional Common Shares, the Rights holder’s entitlement will be rounded down to the next lowest whole number of Common Shares.

DEPOSITORY

WHO IS THE DEPOSITORY?

Computershare Investor Services Inc., the Subscription Agent, is the depositary for the Rights Offering. The Subscription Agent has been appointed to receive subscriptions and payments from holders of Rights and to perform the services relating to the exercise and transfer of the Rights.

ADDITIONAL INFORMATION

WHERE CAN YOU FIND MORE INFORMATION ABOUT US?

For further information regarding the Company, please refer to the continuous disclosure documents filed by the Company with Canadian securities regulatory authorities at www.sedar.com and the Company’s website at www.burcon.ca.

MATERIAL FACTS AND MATERIAL CHANGES

There is no material fact or material change about the Company that has not been generally disclosed. See discussion regarding the Shareholders Agreement and License Agreement disclosed under the heading “Use of Available Funds – What Will Our Available Funds Be Upon the Closing of the Rights Offering?” above.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Circular forms a part: (i) the Company’s Annual Information Form for the year ended March 31, 2018; (ii) the Company’s audited consolidated annual financial statements as at and for the years ended March 31, 2018 and 2017; (iii) management’s discussion and analysis for the audited consolidated annual financial statements for the year ended March 31, 2018; (iv) the unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2018 and the corresponding management’s discussion and analysis; (v) the management information circular dated June 25, 2018; (vi) the consent of PricewaterhouseCoopers LLP; (vii) press release dated May 23, 2019; and (viii) the powers of attorney. Shareholders in the U.S. are encouraged to read the Registration Statement, including exhibits, carefully and in their entirety.

BURCON NUTRASCIENCE CORPORATION
("BURCON")

NOTICE TO SECURITY HOLDERS – May 23, 2019

The purpose of this notice is to advise holders of common shares in the capital of Burcon (the "Common Shares") of a proposed offering of rights ("Rights") of Burcon (the "Rights Offering").

Reference in this notice to "we", "our", "us" and similar terms means Burcon. Reference in this notice to "you", "your" and similar terms mean to Burcon shareholders.

We currently have sufficient working capital to last one month. We require 52% of the offering to last 12 months.

WHO CAN PARTICIPATE IN THE RIGHTS OFFERING?

Holders of Common Shares of record as at 5:00 p.m. (Toronto time) on May 30, 2019 (the "Record Date") may participate in the Rights Offering. However, as discussed below, the Rights will only be offered to shareholders of Burcon (the "Eligible Holders") in all of the Provinces and Territories of Canada and to shareholders resident in the United States other than in the states of Arizona, Arkansas, California, Minnesota, Ohio and Wisconsin (the "Eligible Jurisdictions").

WHO IS ELIGIBLE TO RECEIVE RIGHTS?

The Rights will be offered to the Eligible Holders in the Eligible Jurisdictions. You will be presumed to be resident in the place shown in our records as your registered address, unless the contrary is shown to our satisfaction.

This notice is not to be construed as an offering of the Rights, nor are the Common Shares issuable upon exercise of the Rights offered for sale, in any jurisdiction outside the Eligible Jurisdictions or to shareholders who are resident of any jurisdiction other than the Eligible Jurisdictions (the "Ineligible Holders"). The Rights and Common Shares have not and will not be registered under the laws of any jurisdiction outside the Eligible Jurisdictions.

Ineligible Holders will not receive a Rights Certificate (as defined below), but will be sent a letter describing how Ineligible Holders may participate in the Rights Offering.

HOW MANY RIGHTS ARE WE OFFERING?

We are offering a total of 43,941,536 Rights to purchase 43,941,536 Common Shares pursuant to the Rights Offering.

HOW MANY RIGHTS WILL YOU RECEIVE?

Each Eligible Holder will receive one Right for each Common Share held as of the Record Date.

WHAT DOES ONE RIGHT ENTITLE YOU TO RECEIVE?

Before the Expiry Time (as defined below) you will be entitled to subscribe (the "Basic Subscription Privilege") for one Common Share for every Right held upon payment of the subscription price of $0.35 per Common Share (the "Subscription Price"). No fractional Common Shares will be issued.

Any Eligible Holder who exercises all of their Rights under the Basic Subscription Privilege will also have the additional privilege of subscribing, pro rata, for additional Common Shares at the Subscription Price (the "Additional Subscription Privilege"). The Common Shares available under the Additional Subscription Privilege will be those Common Shares issuable under the Rights Offering that have not been subscribed and paid for under the Basic Subscription Privilege by June 25, 2019.

Any Eligible Holder who exercises their Rights must enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of Computershare Investor Services Inc. (the "Subscription Agent"), the subscription agent retained by Burcon in connection with the Rights Offering.

HOW WILL YOU RECEIVE YOUR RIGHTS?

If you are a registered holder of Common Shares on the Record Date resident in the Eligible Jurisdictions, you will find a certificate (the "Rights Certificate") representing the total number of Rights to which you are entitled to as at the Record Date enclosed with this notice.

If you are an Ineligible Holder, you will find enclosed an exempt purchaser status certificate. If you deliver a completed and executed exempt purchaser status certificate to Burcon on or before June 18, 2019 and your eligibility to participate in the Rights Offering is confirmed by Burcon, the Subscription Agent will forward to you a Rights Certificate evidencing the number of Rights you are entitled to. If you do not satisfy Burcon as to your eligibility to participate in the Rights Offering on or before June 18, 2019, the Subscription Agent will attempt, on a best efforts basis, to sell your rights on the Toronto Stock Exchange ("TSX") prior to the Expiry Time. The Subscription Agent's ability to sell the rights, and the prices obtained for the rights, are dependent on market conditions. The proceeds received by the Subscription Agent, if any, from the sale of the rights, net of any applicable costs, expenses and taxes, will be divided among the Ineligible Holders on a pro rata basis according to the total number of Common Shares held by them on the Record Date.

WHEN AND HOW CAN YOU EXERCISE YOUR RIGHTS?

The Rights may be exercised commencing on June 3, 2019 until 5:00 p.m. (Toronto time) on June 25, 2019 (the "Expiry Time"). Rights not exercised at or before the Expiry Time will be void and of no value. The Rights will be listed on the TSX under the symbol "BU.RT" and the holders of the Rights may trade them through the facilities of the TSX. Trading in the rights on the TSX will cease at 12:00 p.m. (Toronto time) on June 25, 2019.

Only registered Eligible Holders will be provided with Rights Certificates. If you hold your Common Shares through a securities broker or dealer, bank or trust company or other participant (each, a "Participant") in the book-based system administered by CDS Clearing and Depositary Services Inc. ("CDS") or Depository Trust Company ("DTC"), Rights Certificates will be issued in registered form to CDS or DTC, as the case may be, and will be deposited with CDS or DTC, as the case may be. Burcon expects that each beneficial Eligible Holder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights. Participants may establish their own deadlines for receiving instructions prior to the Expiry Time and you should therefore immediately contact your Participant to instruct them to exercise or sell or transfer your rights.

WHAT ARE THE NEXT STEPS?

This document contains key information you should know about Burcon. You can find more details in Burcon's rights offering circular dated May 23, 2019. To obtain a copy, visit Burcon's profile on the SEDAR website at www.sedar.com, visit www.burcon.ca, ask your dealer representative for a copy or contact Dorothy Law at (604) 733-0896 Ext. 12 or dlaw@burcon.ca. You should read the rights offering circular, along with Burcon's continuous disclosure record, to make an informed decision. Holders in the United States should also review the Company's Registration Statement on Form F-7 filed with the United States Securities and Exchange Commission that can be found at www.sec.gov.

"Johann F. Tergesen"
Johann F. Tergesen
President and Chief Executive Officer

2

PART II-INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The exhibits to this registration statement are:

Exhibit	Description
1.1	Annual Information Form for the year ended March 31, 2018
2.1	Audited consolidated annual financial statements as at and for the years ended March 31, 2018 and 2017
2.2	Management's discussion and analysis for the audited consolidated annual financial statements for the year ended March 31, 2018
2.3	Unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2018
2.4	Management's discussion and analysis of financial condition and results of operations of the three and nine months ended December 31, 2018 and 2017
2.5	Management information circular dated July 19, 2018, prepared in connection with the annual meeting of shareholders of the Registrant held on September 6, 2018
3.1	Consent of PricewaterhouseCoopers LLP
4.1	Powers of Attorney (contained on the signature pages of this registration statement)
99.1	Press release dated May 23, 2019

PART III-CONSENT TO SERVICE OF PROCESS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on  May 23, 2019..

BURCON NUTRASCIENCE CORPORATION

By:   "Johann F. Tergesen" (signed)
         Johann F. Tergesen
         President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

The Registrant and each person whose signature appears below constitutes and appoints each of Johann F. Tergesen and Jade Cheng as his or her true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and registration statements filed pursuant to Rule 429 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
"Johann F. Tergesen" (signed)
Johann F. Tergesen	President and Chief Executive Officer and Director (Principal Executive Officer)	May 23, 2019

"Jade Cheng" (signed)
Jade Cheng	Chief Financial Officer (Principal Financial and Accounting Officer)	May 23, 2019

"Rosanna Chau" (signed)
Rosanna Chau	Director	May 23, 2019

"David Lorne John Tyrrell" (signed)
David Lorne John Tyrrell	Chairman of the Board and Director	May 23, 2019

"Alan Chan" (signed)
Alan Chan	Director	May 23, 2019

"J. Douglas Gilpin" (signed)
J. Douglas Gilpin	Director	May 23, 2019

"Peter H. Kappel" (signed)
Peter H. Kappel	Director	May 23, 2019

"David Ju" (signed)
David Ju	Director	May 23, 2019

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Burcon NutraScience Corporation in the United State in the state of California in the city of Roseville on May 23, 2019              .

By: "Randy Willardsen" (signed)
        Randy Willardsen
        Senior Vice President

INDEX TO EXHIBITS

Exhibit	Description
1.1	Annual Information Form for the year ended March 31, 2018
2.1	Audited consolidated annual financial statements as at and for the years ended March 31, 2018 and 2017
2.2	Management's discussion and analysis for the audited consolidated annual financial statements for the year ended March 31, 2018
2.3	Unaudited condensed consolidated interim financial statements for the three and nine months ended December 31, 2018
2.4	Management's discussion and analysis of financial condition and results of operations of the three and nine months ended December 31, 2018 and 2017
2.5	Management information circular dated July 19, 2018, prepared in connection with the annual meeting of shareholders of the Registrant held on September 6, 2018
3.1	Consent of PricewaterhouseCoopers LLP
4.1	Powers of Attorney (contained on the signature pages of this registration statement)
99.1	Press release dated May 23, 2019